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Broadband Sports, Inc -- RW -- Request for Withdrawal       Date Filed: 6/5/2000

                            BROADBAND SPORTS, INC.
                             2120 Colorado Avenue
                        Santa Monica, California 90404

August 9, 2000

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C., 20549-0405

Re:  Broadband Sports, Inc. Registration Statement on Form S-1
     File No. 333-91701

Ladies and Gentlemen:

      Broadband Sports, Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-1 (as amended), File Number 333-91701 relating to its common stock, par value $.001 per share (the "Common Stock"), pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, effective as of the date hereof or at the earliest practical date. The Company believes that the present market conditions do not warrant an underwritten public offering of the Company's Common Stock. No securities have been offered or sold under the Form S-1 Registration Statement (as amended) and all activity in pursuit of the public offering has been discontinued.

      Accordingly, we request the Commission's consent to and acceptance of the Company's withdrawal of its Form S-1 Registration Statement (as amended), as soon as possible.

      Should you have any questions regarding this matter, please contact the undersigned (telephone no. 310\453-8129) or Martin P. Florman, Esq. of Morrison & Foerster LLP, 12th Floor, 19900 MacArthur Boulevard, Irvine, California, 92612, telephone no. (949) 251-7500.

                                Sincerely,

                                BROADBAND SPORTS, INC.

                                /s/ Bruce Tobey
                                ------------------------------------
                                Bruce Tobey
                                Vice President and General Counsel
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           cc:  Martin P. Florman (Morrison & Foerster)
                Nicole Maddrey (Securities and Exchange Commission) Amy Moorhus (Securities and Exchange Commission)